Exhibit 99.2

CRH Medical Corporation

(the “Company”)

Annual General Meeting of Shareholders

(the “Meeting”)

June 12, 2018

REPORT OF VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

Common Shares represented at the Meeting:	47,476,467
Total issued and outstanding Common Shares as at Record Date:	72,636,188
Percentage of issued and outstanding Common Shares represented:	65.36

1.	Election of Directors

By resolution passed by ballot, the following five nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed. Votes were received as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Dr. Anthony Holler	39,381,267	99.13%	346,069	0.87%
Dr. David Johnson	39,598,656	99.68%	128,680	0.32%
Todd Patrick	39,436,151	99.27%	291,185	0.73%
Ian Webb	38,072,504	95.83%	1,654,832	4.17%
Edward Wright	39,123,351	98.48%	603,985	1.52%

2.	Appointment of Auditor

By resolution passed by show of hands, KPMG LLP, Chartered Accountants, was appointed auditor of the Company for the ensuing year and the directors authorized to fix their remuneration. Votes were received as follows: 47,424,373 for and 52,094 withheld.

Dated: June 12, 2018